SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C. 20549

                                  FORM 11-K


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1993

                                     OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _____________ to _____________

Commission file number  0-15003
                       ---------

   A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

           GRENADA SUNBURST SYSTEM CORPORATION 401(k) SAVINGS PLAN
           -------------------------------------------------------

   B. Name of issuer of the securities held pursuant to the plan and the address of its principal office:

                     GRENADA SUNBURST SYSTEM CORPORATION
                     -----------------------------------
                             Name of the issuer

                     P. O. BOX 947, GRENADA, MISSISSIPPI
                     -----------------------------------
                   Address of principal executive offices

XXX BEGIN PAGE 2 HERE XXX


                            REQUIRED INFORMATION

   The following financial statements shall be furnished for the plan:

   1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

   2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

   3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01-,6A-05)

   4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(C) of ERISA shall not be available.


                                EXHIBIT INDEX

23.1 Consent of Independent Auditors


XXX BEGIN PAGE 3 HERE XXX








                     GRENADA SUNBURST SYSTEM CORPORATION
                             401(K) SAVINGS PLAN

                     Financial Statements and Schedules

                         December 31, 1993 and 1992

                 (With Independent Auditors' Report Thereon)





XXX BEGIN PAGE 4 HERE XXX







                      GRENADA SUNBURST SYSTEM CORPORATION
                               401(K) SAVINGS PLAN

                                Table of Contents






Independent Auditors' Report


Statements of Net Assets Available for Benefits
Statements of Changes in Net Assets Available for Benefits
Notes to Financial Statements

                                                             Schedule
                                                             --------

Assets Held for Investment....................................    1
Reportable Transactions.......................................    2
Allocation of Plan Assets and Liabilities
    to Investment Programs....................................    3
Allocation of Plan Income and Changes in Plan
    Equity to Investment Programs.............................    4

XXX BEGIN PAGE 5 HERE XXX

                         Independent Auditors' Report


The Savings Plan Committee
Grenada Sunburst System Corporation 401(k) Savings Plan:


We have audited the accompanying statements of net assets available for benefits of Grenada Sunburst System Corporation 401(k) Savings Plan as of December 31, 1993 and 1992, and the related statements of changes in net assets available for benefits for each of the years in the three year period ended December 31, 1993. These financial statements are the responsibility of the Savings Plan Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Grenada Sunburst System Corporation 401(k) Savings Plan at December 31, 1993 and 1992, and the changes in net assets available for benefits for each of the years in the three year period ended December 31, 1993, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules 1 through 4 is presented for purposes of complying with the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements. Such supplementary information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.




/s/ KPMG Peat Marwick

Memphis, Tennessee
March 18, 1994

XXX BEGIN PAGE 6 HERE XXX

XXX BEGIN TABLE HERE XXX

                       GRENADA SUNBURST SYSTEM CORPORATION
                                401(K) SAVINGS PLAN

                   Statements of Net Assets Available for Benefits

                            December 31, 1993 and 1992


                                                    1993          1992
                                                  --------      --------
Assets:
   Cash                                        $    16,500        60,260
   Investments at fair value (cost of
    $8,103,222 and $6,452,774) (note 2)         13,259,629    10,365,241
   Accrued dividend income                          78,564        54,117
   Accrued interest income                           4,389         9,621
   Contributions receivable - employer              75,747        51,054
   Contributions receivable - employees             56,754            71
                                                ----------    ----------
           Total assets                         13,491,583    10,540,364
Due to employer (note 4)                            13,337         6,499
                                                ----------    ----------
           Net assets available                $13,478,246    10,533,865
                                                ==========    ==========

See accompanying notes to financial statements.


XXX BEGIN PAGE 7 HERE XXX

XXX BEGIN TABLE HERE XXX

                        GRENADA SUNBURST SYSTEM CORPORATION
                                401(K) SAVINGS PLAN

              Statements of Changes in Net Assets Available for Benefits

                   Years ended December 31, 1993, 1992 and 1991



                                            1993        1992         1991
                                         ---------   ---------    ---------
Investment income:
 Net appreciation in fair value
  of investments (note  2)             $ 1,256,435    2,633,775    1,625,177
 Gain (loss) on sale of
  investments (note 2)                     254,873       15,515     (138,347)
 Interest and dividends:
   Money Market Fund                        44,792       40,553       65,614
   Income Fund                              50,992       38,870       45,263
   Growth Fund                              31,699       22,918        1,449
   Grenada Sunburst System
    Corporation common stock               260,745      209,541      174,643
                                        ----------   ----------   ----------
                                           388,228      311,882      286,969
                                        ----------   ----------   ----------
Contributions:
 Employer                                  554,106      405,146      338,596
 Employees                               1,363,605    1,031,244      937,325
Transfer from Employee Stock Ownership
 Plan (note 5)                                   0            0    1,422,238
Rollovers from other benefit plans         552,667      263,875            0
                                        ----------   ----------   ----------
             Total additions             4,369,914    4,661,437    4,471,958
Benefits paid to participants           (1,425,533)    (381,177)    (513,154)
                                        ----------   ----------   ----------
             Net increase                2,944,381    4,280,260    3,958,804
Net assets available:
 Beginning of year                      10,533,865    6,253,605    2,294,801
                                        ----------   ----------   ----------
 End of year                           $13,478,246   10,533,865    6,253,605
                                        ==========   ==========   ==========

See accompanying notes to financial statements.


XXX BEGIN PAGE 8 HERE XXX


                        GRENADA SUNBURST SYSTEM CORPORATION
                                401(K) SAVINGS PLAN

                           Notes to Financial Statements

                            December 31, 1993 and 1992



(1)  Description of Plan
     -------------------

The following description of the Grenada Sunburst System Corporation 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

(a)  General
     -------

The Plan was adopted by the Grenada Sunburst System Corporation (the Company) effective April 1, 1988. It is a defined contribution plan covering substantially all full-time employees who have attained age 21 and have completed one year of service as of the effective date of the Plan or a subsequent entry date.

(b)  Contributions
     -------------

Company employees who are plan participants contribute to the Plan by electing to defer a portion of their current compensation by contributing up to 6 percent of their aggregate earnings received from the Company. Amounts thus contributed are tax deferred within limits described by the Plan. Annually, the Company contributes a basic amount equal to 50 percent of the participant's contributions. The Company, at its discretion and subject to the requirements of the Plan, may make additional contributions to a participant's account. The amount of annual additions allocated to any participant's account for a Plan year shall not exceed the lesser of (a) 25 percent of the participant's compensation, or (b) $30,000 as adjusted for cost of living increases or one-fourth of the defined benefit plan dollar limitation in Section 415(b)(a)(A) of the Internal Revenue Code, if greater.

(c)  Investment Options
     ------------------

The Plan provides participants the option of investing their contributions in one of four investment funds: Income Fund, Money Market Fund, Growth Fund, or Sunburst Bank Stock Fund. Company contributions are used to purchase stock of the Company at prevailing market prices.

(d)  Administration
     --------------

The Plan is administered by a Savings Plan Committee appointed by the Company's Board of Directors. The Committee is responsible for general administration of the Plan and interpretation and execution of the Plan's provisions.

XXX BEGIN PAGE 9 HERE XXX

(e)  Participants' Accounts
     ----------------------

Each participant's account is credited with his contribution, the Company's contribution and earnings of the Plan. At December 31, 1993 and 1992, there were 1,904 and 1,655 participants, respectively.

(f)  Vesting
     -------

A participant shall be 100 percent vested at all times in amounts held in his employee basic savings account. The vested portion of the value of a participant's employer matching contribution account shall be based on the number of years of service as of the date of termination of employment as follows:

                  Years of                 Vested
                  service                percentage
                  --------               ----------

                 Less than 3                    0%
                 3 but less than 4             20
                 4 but less than 5             40
                 5 but less than 6             60
                 6 but less than 7             80
                 7 or more                    100

(g)  Payment of Benefits
    ------------------

A participant's benefit payable under the Plan for retirement, permanent and total disability, or death shall be 100 percent of his accounts on the valuation date immediately following his termination of employment, the date on which he is determined to be permanently and totally disabled or the date of the participant's death. The participant's benefit will be distributed in a single lump-sum distribution, unless elected by the participant to be distributed over a period of five years. The benefit will be distributed no later than April 1 following the calendar year in which the participant attains the age 70-1/2.

(h)  Plan Termination
     ----------------

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

XXX BEGIN PAGE 10 HERE XXX

(2)  Investments
     -----------

The following table presents the fair value of investments at December 31, 1993 and 1992. Investments that represent 5 percent or more of the Plan's net assets are separately identified.

XXX BEGIN TABLE HERE XXX

                                          1993                   1992
                                  -------------------    -------------------
                                  Number of              Number of
    Investments at fair           shares or              shares or
    value as determined           principal       Fair   principal       Fair
    by quoted market price        amount         value   amount         value
   -----------------------        ---------      -----   ---------      ------
    Federated Money Market Fund  1,589,152  $ 1,589,152  1,387,181  $ 1,387,181
    Federated Government Trust     134,835    1,418,460     88,532      920,259
    Grenada Sunburst System
     Corporation common stock      368,348    9,116,618    362,878    7,438,999
    Other                                     1,135,399                 618,802
                                             ----------              ----------
                                            $13,259,629             $10,365,241
                                             ==========              ==========

The cost of securities sold is determined using the specific identification method. These sales resulted in a gain (loss) as follows:

XXX BEGIN TABLE HERE XXX

                           1993         1992         1991
                          ------       ------       ------
     Sales price         $989,739      193,682      391,990
     Cost basis          (734,866)    (178,167)    (530,337)
                          -------      -------      -------
     Gain (loss)         $254,873       15,515     (138,347)
                          =======      =======      =======

During 1993, 1992 and 1991, the Plan's investments (including investments bought, sold, and held during the year) appreciated in value by $1,256,435, $2,633,775 and $1,625,177, respectively, as follows:

XXX BEGIN TABLE HERE XXX
                                           1993        1992       1991
                                         -------     -------    -------
      Federated Government Trust      $    6,722         714      18,907
      Federated S&P 500 Index              7,740      (3,359)      1,348
      Janus Fund                          (7,260)      8,050           0
      Twentieth Century Fund                   0      (1,499)      1,499
      Mariner European Equity Index        5,866      (4,965)       (901)
      Templeton Foreign Equity Index      32,603           0           0
      Grenada Sunburst System
       Corporation common stock        1,210,764   2,634,834   1,604,324
                                       ---------   ---------   ---------
                                      $1,256,435   2,633,775   1,625,177
                                       =========   =========   =========


XXX BEGIN PAGE 11 HERE XXX


(3)  Income Taxes
     ------------

The Plan is exempt from federal income taxes under the provisions of Section 401 of the Internal Revenue Code. A favorable determination letter to this effect has been received.

(4)  Forfeitures
     -----------

The nonvested portion of terminated participant accounts is forfeited to the Company upon payment of vested benefits. Forfeitures are applied to future employer contributions to the Plan. At December 31, 1993, the amount of forfeitures that was due the Company was $13,337.

(5)  Transfer of Employee Stock Ownership Plan
     -----------------------------------------

During 1991, the Company terminated its Employee Stock Ownership Plan (ESOP). Amounts transferred to the Plan resulting from ESOP participants' election was $1,422,238.

XXX BEGIN PAGE 12 HERE XXX

                                                          Schedule 1
                                                          ----------

XXX BEGIN TABLE HERE XXX

                            GRENADA SUNBURST SYSTEM CORPORATION
                                   401(K) SAVINGS PLAN

                                Assets Held for Investment

                                    December 31, 1993

                                                              1993
                                                        -----------------
                                                                     Fair
  Identity of issue            Description               Cost        value
  -----------------            -----------              -------     ------
Federated Master Trust        Money market funds     $   86,251      86,251
Federated Money Market Fund   Money market funds      1,589,152   1,589,152
Federated Government Trust    134,835 shares of
                                mutual fund           1,385,804   1,418,460
Federated S&P 500              42,320 shares of
                                mutual fund             495,924     501,496
Janus Fund                     12,255 shares of
                                mutual fund             236,826     237,614
Templeton Foreign Equity       23,276 shares of
                                mutual fund             277,429     310,038
Grenada Sunburst System
 Corporation common stock     368,348 shares of
                                common stock          4,031,836   9,116,618
                                                     ----------  ----------
              Total assets held for investment
               at December 31, 1993                  $8,103,222  13,259,629
                                                     ==========  ==========


See accompanying independent auditors' report.


XXX BEGIN PAGE 13 HERE XXX

                                                            Schedule 2
                                                            ----------

XXX BEGIN TABLE HERE XXX

                      GRENADA SUNBURST SYSTEM CORPORATION
                             401(K) SAVINGS PLAN

                          Reportable Transactions

                             December 31, 1993


                                                       Total
                                      Number of       purchase      Selling
      Description of security        transactions    price/cost      price
      -----------------------        -------------   -----------   ---------
Purchase - Grenada Sunburst System
    Corp. common stock                   14            $856,846            0

Sale - Grenada Sunburst System Corp.      4             564,256      806,918
    common stock



See accompanying independent auditors' report.


XXX BEGIN PAGE 14 HERE XXX

                                                             Schedule 3
                                                             -----------

XXX BEGIN TABLE HERE XXX

                        GRENADA SUNBURST SYSTEM CORPORATION
                               401(K) SAVINGS PLAN

                     Allocation of Plan Assets and Liabilities
                             to Investment Programs

                               December 31, 1993


                                                               Sunburst
                                                      Money       Bank
                              Income      Growth      Market      Stock
                               Fund        Fund        Fund       Fund        Total
                              ------      ------      ------     -------      -----
Assets:
 Cash                     $        5      16,495           0          0      16,500
 Investments at fair
   value (note 2)          1,418,460   1,135,399   1,589,152  9,116,618  13,259,629
 Accrued dividend income       4,183                             74,381      78,564
 Accrued interest income          30         420       3,827        112       4,389
 Contributions receivable
   - employer                                                    75,747      75,747
 Contributions receivable
   - employees                10,699      13,547      13,158     19,350      56,754
                           ---------   ---------   ---------  ---------  ----------
   Total assets            1,433,377   1,165,861   1,606,137  9,286,208  13,491,583
Due to employer (note 4)           0           0           0     13,337      13,337
                           ---------   ---------   ---------  ---------  ----------
  Net assets available    $1,433,377   1,165,861   1,606,137  9,272,871  13,478,246
                           =========   =========   =========  =========  ==========


See accompanying independent auditors' report.


XXX BEGIN PAGE 15 HERE XXX
                                                              Schedule 4
                                                              -----------

XXX BEGIN TABLE HERE XXX

                          GRENADA SUNBURST SYSTEM CORPORATION
                                  401(K) SAVINGS PLAN

                         Allocation of Plan Income and Changes
                         in Plan Equity to Investment Programs

                                  December 31, 1993


                                                                Sunburst
                                                      Money       Bank
                                Income     Growth     Market      Stock
                                 Fund       Fund      Fund        Fund       Total
                                ------     ------     ------    --------     -----
Investment income:
 Net appreciation in fair
  value of investments      $    6,693     38,726          0   1,211,016   1,256,435
 Gain on sale of
  investments                    4,169      7,839        203     242,662     254,873
 Interest and dividends         50,992     31,699     44,792     260,745     388,228
Contributions:
     Employer                        0          0          0     554,106     554,106
     Employees                 337,529    396,362    192,221     437,493   1,363,605
Rollovers from other
 benefit plans                 117,473    196,264     59,951     178,979     552,667
                               -------    -------    -------   ---------   ---------

      Total additions          516,856    670,890    297,167   2,885,001   4,369,914
Benefits paid to participants  (92,641)   (22,289)   (93,689) (1,216,914) (1,425,533)
                               -------    -------    -------   ---------   ---------
      Net increase             424,215    648,601    203,478   1,668,087   2,944,381
Net assets available:
     Beginning of year       1,009,162    517,260  1,402,659   7,604,784  10,533,865
                             ---------    -------  ---------   ---------  ----------

     End of  year           $1,433,377  1,165,861  1,606,137   9,272,871  13,478,246
                            ==========  =========  =========   =========  ==========

 See accompanying independent auditors' report.


XXX BEGIN PAGE 16 HERE XXX

                                 SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


           GRENADA SUNBURST SYSTEM CORPORATION 401(k) SAVINGS PLAN
           -------------------------------------------------------
                               (Name of Plan)


Date June 16, 1994                       BY /s/Joseph D. Garrick
     -------------                          ----------------------
                                            Joseph D. Garrick, III
                                            Corporate Support Executive
                                            Sunburst Bank, Mississippi
                                            Member of Savings Plan Committee